- DC.

NO ACT
PE 5-30-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted] OF THE S

07066855

RECD S.E.C.
MAY 3 0 2007
1086

May 30, 2007

Evelyn Y. Davis
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, DC 20037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/30/2007

Dear Ms. Davis:

This is in response to your letter of February 21, 2007 requesting that the Commission review the position of the Division of Corporation Finance with respect to the application of Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 to a proposal submitted to NYSE Group, Inc. by you. The proposal recommended that the board of directors of NYSE Group take the necessary steps to issue a stock certificate of ownership of NYSE Group shares to any shareholders who request it and upon payment of a reasonable fee.

Pursuant to 17 C.F.R. 202.1(d), the Division presented the matter to the Commission for review. The Commission has determined not to review the Division's no-action position under Rule 14a-8(i)(7).

Sincerely,

Nancy M. Morris

Nancy M. Morris
Secretary

PROCESSED
JUN 0 5 2007
THOMSON
FINANCIAL
B

cc: Cornelius M. Courtney
Associate General Counsel
Office of the General Counsel
NYSE Group, Inc.
11 Wall Street
New York, NY 10005

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037
(202) 737-7755

ES119FY

RECEIVED
2007 FEB 21 PM 4:56
CHAIRMAN'S
CORRESPONDENCE UNIT

February 21, 2007

Chris Cox
Chairman
SEC
100 First Street, NE
Washington, DC 20549

Dear Chris:

I was astonished to say the least that the SEC staff upheld the NYSE GROUP request for a NO ACTION letter re my reasonable resolution asking for shareholders to receive a PAPER STOCK CERTIFICATE only UPON REQUEST and upon payment of a reasonable fee if so requested. Why can the shareholders NOT vote upon this. HOW can the SEC uphold their notion of "ordinary business" when the FULL COMMISSION in December 06 at the OPEN MEETING (which I attended) UNANIMOUSLY voted for shareholders being able to receive a PAPER PROXY upon request. This is a PARALLEL issue to the PAPER STOCK CERTIFICATE. Many shareholders do wish to receive a PAPER STOCK CERTIFICATE. And of course, those who wish to continue to receive book entry can do so, but shareholders SHOULD HAVE A CHOICE.

I am hereby asking for a review by the FULL COMMISSION on my reasonable resolution to request a paper stock certificate upon payment of a reasonable fee. Why this double standard for parallel issues: paper proxies and paper stock certificates? Please let me know as soon as possible.

cc John Thain CEO NYSE
and all Commissioners SEC

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

P. S. FEDERATED DEPARTMENT STORES **ADOPTED** this identical proposal, so I withdrew my proposal.

END